

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2012

Via E-mail
Daniel C. Campbell
Chief Financial Officer
American Midstream Partners, LP
1614 15<sup>th</sup> Street, Suite 300
Denver, CO 80202

>   **Re:     American Midstream Partners, LP**
>   **Amendment No. 1 to Registration Statement on Form S-3**
>   **Filed October 19, 2012**
>   **File No. 333-183818**

Dear Mr. Campbell:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.  We note your response to comment 2 in our letter dated October 5, 2012.  Please revise your disclosure to state that the selling shareholder is, as opposed to "may be," an underwriter, and to state that the offering of securities constitutes a primary offering by you.

Prospectus Relating to the Primary Offering

The Partnership Agreement, page 26

Limited Liability, page 28

2.  We note your response to comment 6 in our letter dated October 5, 2012.  As previously requested, please revise the prospectus to describe the circumstances in

which limited partners will have any obligation to make payments to the partnership or its creditors in accordance with Section 17-804(c) of the Delaware Revised Limited Partnership Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director


cc:      G. Michael O'Leary, Esq.